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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

iBOLT Integration Suite Receives Compliance Confirmation In Mapping To Giga Group’s Application Integration Framework (AIF) Model

Magic Software Highlighted As Leading Vendor of Business Process Management (BPM) Functionality

Paris, France (September 10, 2003) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today that its iBOLT Integration Suite has received confirmation of compliance within Giga Group’s Application Integration Framework (AIF) model.

In a presentation yesterday in front of several hundred top IT professionals, leading Giga analyst Henry Peyret presented Magic’s iBOLT as compared to the AIF model. In his presentation, titled “Integration Solutions: Trends and Recommendations,” Peyret noted that iBOLT complies with the AIF model in providing functions in data transformation, connectivity and business process management. In addition, iBOLT provides security, operation and management functions or integration capabilities with existing security and management systems.

Peyret noted, “We can position Magic’s iBOLT and eDeveloper technology as a long term technological investment as an “application, presentation and process integration platform” as defined in a recent Giga research publication. The target audience will be medium sized companies as well as larger enterprises that have a mix of J2EE, .Net and mainframe (iSeries for example) applications and are looking to begin their integration efforts with a small initial investment.”

Henry Peyret’s research focuses on the concepts, techniques and tools required to design flexible and responsive IS architectures. This includes Enterprise Application Integration (EAI), middleware, interfaces, business process optimization and security issues.

“We are very happy to receive this recognition from one of the industry’s leading analyst groups,” said Menachem Hasfari, chief executive officer of Magic Software. “In the short time since we have launched the iBOLT Integration Suite to market, we have received excellent reviews of the product from both customers and industry experts. We will continue our intensive efforts to provide our customers with leading technology for cost-efficient business integration and process management.”

The iBOLT Integration Suite (www.magicsoftware.com/ibolt) delivers a sophisticated integration and development framework that provides customers with a state-of-the-art platform for rapidly integrating, developing, customizing and deploying complex and interactive solutions. The unique design of iBOLT enables customers to increase the efficiency, usability and life span of their existing systems while integrating new technologies and applications.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 10 September, 2003